George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

July 15, 2013

Kimberly Browning and Cindy Rose

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Post-effective amendments

(collectively, the “Amendments”) to the Registration Statements of

Gottex Multi-Asset Endowment Fund - I
File Nos.: 333-166619 and 811-22413 and

Gottex Multi-Asset Endowment Fund - II

File Nos.: 333-166618 and 811-22412

(each a “Fund” and collectively, the “Funds”),

filed on June 26, 2013

Dear Ms. Browning and Ms. Rose:

Set forth below is a response to the comment received from you via telephone on July 15, 2013 in connection with the Amendments. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Amendments.

1.	Please explain the basis for the level of net assets used to calculate Other Expenses as shown in the fee table of each Fund.

For Gottex Multi-Asset Endowment Fund – I, as indicated in footnote 5 to the fee table, the Other Expenses are calculated assuming $20 million of average net assets presently expected for the current fiscal year. Based on indications from the Funds’ management, this expectation reflects currently anticipated offering proceeds during the fiscal year.

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www.kramerlevin.com

For Gottex Multi-Asset Endowment Fund – II, as indicated in footnote 6 to the fee table, Other Expenses are calculated using the actual amount of Feeder II’s assets as of the close of the most recent fiscal year end -- March 31, 2013. Based on indications from the Funds’ management, we currently estimate that this asset level will also reflect Feeder II’s average net assets for the current fiscal year.

Furthermore, as discussed on our call, we have requested selective review pursuant to SEC Release No. 33-6510 (February 15, 1984) so as to be declared effective on or about July 16, 2013 given that the Amendments are identical in all material respects to the Funds’ registration statements declared effective on February 14, 2013.

In addition to the above, the Funds acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Funds may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that this response fully addresses your comment. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen